Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

December 4, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that the Argentine Central Bank (Banco Central de la República Argentina), pursuant to Resolution number 414, authorized the sale of a minority interest in Compañía Financiera Argentina S.A. (“CFA”), held by Grupo Financiero Galicia S.A., to Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U.

The price for the sale of the minority interest in CFA is to be determined subject to certain agreed upon adjustment mechanics that relate to the value of CFA as of the closing date of the transaction. The final price for the sale of the minority interest in CFA will be disclosed as appropriate once it has been determined.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com